April 15, 2013

Via EDGAR Correspondence

Lyn Shenk, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 8, 2013

File No. 001-06075

Dear Mr. Shenk:

We respectfully submit the following in response to the comment letter, dated April 3, 2013, addressed to me, Jeffrey P. Totusek, Vice President and Controller of Union Pacific Corporation (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Company’s Form 10-K referenced above.

For the convenience of the Commission Staff, we reproduce the text of your comment and follow with our response.

* * * * *

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.	We note that fuel charge revenue is not entirely comparable to prior periods since you continue to convert portions of the non-regulated traffic to mileage-based fuel surcharge programs. To the extent material, please quantify and disclose in future filings the amount associated with changes in the program. For example, distinguish the amount of fuel surcharges resulting from new traffic being subject to the charge versus changes resulting from rising fuel prices.

RESPONSE:

We note your comment and in future filings we will quantify material changes in revenue resulting from the conversion of existing traffic to different fuel surcharge programs and the addition of fuel surcharge provisions to customer contracts. In addition, we will continue to disclose the primary drivers that affect fuel surcharge revenue. Please note that we have already converted a significant amount of our business to mileage-based fuel surcharge programs and that fuel surcharge provisions have been added to customer contracts covering the vast majority of our revenue. Therefore, subsequent conversions and contract renegotiations likely will not have a material affect on the comparability of revenue in future filings.

* * * * *

As requested in your comment letter, dated April 3, 2013, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call either me at (402) 544-6262 or Jim Theisen, Associate General Counsel, at (402) 544-6765 if you should have any questions or further comments.

Sincerely,

/s/ Jeffrey P. Totusek

Jeffrey P. Totusek Vice President and Controller Union Pacific Corporation

cc:	James R. Young

Chairman, Union Pacific Corporation

John J. Koraleski

President and Chief Executive Officer

Union Pacific Corporation

Robert M. Knight, Jr.

Executive Vice President – Finance and Chief Financial Officer

Union Pacific Corporation

Union Pacific Corporation Audit Committee